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Exhibit No. 12.

Questar Pipeline Company and Subsidiaries
Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2002	2001	2000
	(dollars in thousands)
Earnings
Income before income taxes	$50,505	$47,258	$43,514
Plus debt expense	23,995	16,908	17,584
Plus allowance for borrowed funds used during construction	1,114	3,665	3,315
Plus interest portion of rental expense	795	369	367
Less company's share of earnings of equity investees	(7,800)		(1,220)
Plus company's share of loss of equity investees		1,106
Plus distribution from equity investees	6,816	1,584	2,880

	$75,425	$70,890	$66,440

Fixed Charges
Debt expense	$23,995	$16,908	$17,584
Plus allowance for borrowed
funds used during construction	1,114	3,665	3,315
Plus interest portion of rental expense	795	369	367

	$25,904	$20,942	$21,266

Ratio of Earnings to Fixed Charges	2.91	3.39	3.12

        For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings, losses and distributions of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%. Income before income taxes includes Questar Pipeline's share of pretax earnings of equity investees.

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  Exhibit No. 12.
Questar Pipeline Company and Subsidiaries Ratio of Earnings to Fixed Charges